AGBA GROUP HOLDING LIMITED

AGBA Tower

68 Johnston Road

Wan Chai, Hong Kong SAR

Via Edgar

August 1, 2024

Division of Corporation Finance

Office of Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AGBA Group Holding Limited (the “Company”)
Preliminary Merger Proxy on Schedule 14A
Filed June 12, 2024
File No. 001-38909

Dear SEC Officers:

We hereby provide our response to the comments issued in a letter dated July 10, 2024 (the “Staff’s Letter”) regarding the Company’s Preliminary Merger Proxy on Schedule 14A. Contemporaneously, we are filing the revised Preliminary Merger Proxy on Schedule 14A via Edgar (the “Amended Preliminary Proxy”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Preliminary Proxy, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Preliminary Merger Proxy on Schedule 14A

General

1.	Please provide us with your analysis as to why this transaction does not involve an offer or sale of common stock that must be registered or exempt under the Securities Act. Alternatively, please refile using the appropriate form.

Response: We respectfully inform the Staff that we believe that this transaction does not involve an offer or sale of common stock that must be registered under the Securities Act.

We note at the outset that the Triller stockholders are comprised exclusively of non-US persons and US persons that are accredited investors, as defined in Regulation D under the Securities Act.

As to the non-US persons, the offer and sale will occur outside the United States, and therefore will be exempt from registration pursuant to Regulation S. (We further note that all of such non-US persons also are accredited investors.)

The Company also believes that any offer or sale of common stock to the Triller stockholders who are US persons will be an exempt offering under Section 4(a)(2) of the Securities Act. This conclusion is based on the following factors:

All Triller stockholders that are US persons are accredited investors and, as such, are sophisticated and knowledgeable investors, who have enough knowledge and experience in finance and business matters to be “sophisticated investors” (able to evaluate the risks and merits of the investment), and/or who will be able to bear the economic risk associated with holding AGBA Delaware common stock.

Furthermore, the Company’s proxy statement contains detailed information about both parties to the merger, including information as to their respective businesses, risk factors, and financial information including audited annual financial statements and interim financial statements, as well as pro forma combined financial information.

Also, this offering is directed solely to the current stockholders of Triller, and not to any other persons. No general solicitation or advertising has taken or will take place.

Finally, all shares of common stock of AGBA Delaware to be issued to the Triller stockholders will be subject to restrictions on transfer; and there are no commitments to register any AGBA Delaware common stock to be issued to the Triller stockholders in the merger.

Management’s Discussion and Analysis of Financial Condition, page 191

2.	Your disclosure on page 108 refers to certain metrics included in this proxy, such as Number of Brands, and you discuss other metrics here, including Tracked Brands and Direct Brands. For such key metrics, please include disclosure of those metrics and discussion of trends and changes in your Number of Brands, Direct Brands and Tracked Brands. Include a detailed discussion of any underlying factors contributing to changes in the Direct Brands or Tracked Brands from period to period, and how those changes correlate to changes in your revenues and cost of revenues.

Response: The disclosure on pages 197 through 200 of the Amended Preliminary Proxy has been revised in accordance with the Staff’s comment.

Index to Financial Statements

Triller Hold Co LLC, page F-84

3.	We note that the proxy statement does not include unaudited interim financial statements for the three months ended March 31, 2024 and 2023 for Triller Hold Co LLC, nor does it include pro forma information for the three months ended March 31, 2024. Please tell us how you have considered the requirements of Rule 3-05 and Article 11 of Regulation S- X for the financial statement and pro forma periods included in this proxy statement, or revise to include the interim period information.

Response: We respectfully inform the Staff that the Amended Preliminary Proxy has been revised in accordance with the Staff’s comment; specifically, unaudited interim financial statements for the three months ended March 31, 2024 and 2023 for Triller Hold Co LLC have been added to pages F-157 through F-161, and pro forma information for the three months ended March 31, 2024 has been added to pages 20-23.

Triller Hold Co LLC Notes to Consolidated Financial Statements

Note 13- Goodwill Intangible Assets, page F-143

4.	We note your disclosure that in Q4 2023, you identified triggering events for impairment due to ongoing litigation and declining estimated cash flows generated through the use of intangible assets as these businesses are expected to generate significant losses. Please address the following:

●	Tell us and include additional discussion explaining the triggering events identified during the fourth quarter of 2023, and the factors contributing and leading to the triggering events, and specifically how they impacted your assumptions.

●	Clarify how much of the impairment charges are attributable to Verzuz and provide us with your updated assessment of the recoverability of the Verzuz asset group based on the most recent circumstances. For example, tell us and revise your disclosures to provide an update and more recent developments for any planned Verzuz Events, such as one that was planned in December 2023, along with an explanation of developments and your expectation of revenues, changes to user base and conversion to paid users.

●	In regards to the bullet point above, we note that $1.6 million of the impairment charge relates to your Content intangible asset. Please provide us with your recoverability analysis and updated assumptions relating to the Content intangible asset and what portion, if any, relates to Verzuz.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

●	As of December 31, 2023 the Company recognized an impairment charge in the amount of $83.9 million related to intangible assets due mainly to:

o	The relatively short remaining useful lives attributed to these assets (between 1 and 8 years remaining as of December 31, 2023), and

o	Reduced cash flows expected to be generated by the business particularly in the short term.

o	Our budgets and forecasts include assumptions about working capital and the ability to raise financing, including planned equity financings, in order to invest in and grow our businesses. Market conditions and company-specific factors contributed to a delay in our planned Direct Listing and access to equity financing, which constrains the ability of our business to materialize expected profits and cash flows. Continued losses and reduced cash flow forecasts as of December 31, 2023 resulted in triggering events for impairment testing for all businesses. Changes in assumptions were largely due to cash constraints which reduced cash flow projections, as well as longer working capital cycles for our events-based businesses such as Thuzio, and regulatory changes restricting the ability to use automation to collect data from public social media websites which negatively impacts our Julius business. Additionally, the ongoing legal matters related to the Verzuz business resulted in a triggering event, but there was no impairment charge recorded for Verzuz as of December 31, 2023 as discussed further below.

●	Regarding Verzuz, since the Settlement Agreement resulted in a disposition of the Verzuz business significantly before the end of its previously estimated useful life, the Company concluded that there was an indicator of impairment as of December 31, 2023. The Settlement Agreement with the Verzuz Members was signed on February 16, 2024 and resulted in the Company’s transfer of ownership of the intangible assets of Verzuz, along with a $20 million reduction of notes payable to the Verzuz Members. The derecognition of the intangible assets and reduction of debt was accounted for in February 2024 when the settlement occurred. The agreements with the Verzuz Members permitted the intangible assets to be called by the Verzuz Members upon events of default in the debt agreements, without any reduction in the notes payable. However, in the Settlement Agreement, the parties agreed that the intangible assets of Verzuz would revert to the Verzuz Members in exchange for a $20 million reduction of debt owed to the Verzuz Members. This supports the assertion that both parties ascribed significant value to the Verzuz business and its intangible assets which carrying value approximated $11.3 million as of December 31, 2023. Based on the value ascribed to Verzuz from the Settlement Agreement, we concluded that the carrying value of Verzuz’s intangible assets was not impaired as of December 31, 2023.

Regarding Content intangible assets, as of December 31, 2023 the carrying value of Content intangible assets before impairment charges amounted to $14.5 million, of which $10 million related to the Verzuz business and was concluded to not be impaired based on the value ascribed to this business in the Settlement Agreement as discussed above. Approximately $2.8 million of Content intangible assets relates to our BKFC content library. Based on the attached recoverability analysis, we concluded that BKFC intangible assets are not impaired as of December 31, 2023 (refer to the chart below). With the exception of Verzuz and BKFC related intangible assets, we concluded that the remaining $1.6 million of Content intangible assets that related to our Thuzio acquisition were impaired as of December 31, 2023. The triggering events and assumptions that led to the impairment of Thuzio intangible assets which had a remaining useful life of approximately 8 years as of December 31, 2023 were due to cash constraints as Thuzio is an events-based business, as well as longer working capital cycles due to a decline in volume of activity for corporate events and conferences.

Lowest Level of identifiable cash flows for Asset Group Determination	Events, Subscriptions & Sponsorships
Primary Asset	Trademarks
Primary Asset Remaining Useful life (Yrs)	8.25
NBV of Intangible Groups, 12/31/23	$15,564,466

12/31/24	(3,936,893)
12/31/25	15,123,029
12/31/26	23,658,568
12/31/27	31,664,070
12/31/28	44,779,030
12/31/29	44,779,030
12/31/30	44,779,030
12/31/31	44,384,848
12/31/32	11,096,212
256,326,924

NBV of Intangible Groups, 12/31/23	$15,564,466
Recoverable amounts	15,564,466
Excess (deficit) of cash flows (a)	240,762,458

Step 1) NBV Recoverable?	Yes
Step 2) Impairment Loss Measured	n/a

Step 2.1) Estimated FMV	n/a
Step 2.2) Impairment Loss (CV-FV)	$-

The disclosure on page F-144 of the Amended Preliminary Proxy has been revised in accordance with the Staff’s comment.

Please direct any questions or comments regarding this correspondence to our outside counsel, Ted Paraskevas o Loeb & Loeb LLP at tparaskevas@loeb.com or +1 917 974 3190 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Ng Wing Fai
AGBA Group Holding Limited
Group Chief Executive Officer and Executive Director

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